SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (AMENDMENT NO. 3)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                              Lifetime Brands, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    53222Q103
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2008
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                          (Date of Event which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      53222Q103              SCHEDULE 13D         PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JOVE PARTNERS, LP
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
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                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    0
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
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    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
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    14      TYPE OF REPORTING PERSON*

            IA
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                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      53222Q103              SCHEDULE 13D         PAGE 3 OF 5 PAGES
------------------------------                             ---------------------

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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JOEL TOMAS CITRON
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
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                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    0
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
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    14      TYPE OF REPORTING PERSON*

            IN
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                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      53222Q103              SCHEDULE 13D         PAGE 4 OF 5 PAGES
------------------------------                             ---------------------

            The Schedule 13D filed on January 31, 2007, relating to shares of Common Stock, $0.01 par value per share (the "Shares"), of Lifetime Brands, Inc., a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 filed on August 29, 2007 and by Amendment No. 2 filed on December 7, 2007 (collectively, the "Schedule 13D") is hereby amended by this Amendment No. 3. This Amendment No. 3 constitutes an "exit filing" for the Reporting Persons (as defined below), who do not intend to file any further amendments to the Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

        Subsections (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

            (a) As of the close of business on December 31, 2008, the Reporting Persons beneficially owned an aggregate of 0 Shares, constituting approximately 0.0% of the Shares outstanding.

            (b) The Reporting Persons are no longer deemed to have voting and dispositive power of any Shares.

            (c) The Reporting Persons have distributed all Shares beneficially owned by such persons to the Master Fund's investors.

            (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares on December 30, 2008.

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CUSIP NO.      53222Q103             SCHEDULE 13D           PAGE 5 OF 5 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2009


                                 JOVE PARTNERS, LP

                                 By: Jove, LLC, its general partner

                                 By: /s/ Joel Tomas Citron
                                     ---------------------------
                                     Name:  Joel Tomas Citron
                                     Title: Managing Member



                                 /s/ Joel Tomas Citron
                                 ------------------------------
                                 Joel Tomas Citron